HYNES & HOWES INSURANCE COUNSELORS, INC.
                         Notes to Financial Statements
                               March 31, 1997



Note 1.   Filing of Forms 8-K

          A form 8-K was not required to be filed for the quarter reporting any unusual charges or credits to the income or change in auditors.

Note 2.   Tanglefoot Apartment Contract Payoff

          During February, 1997, the contract receivable from Sale of Tanglefoot Apartments was paid off and the mortgage payable on the apartments was also paid off. Proceeds from the payoffs was used to purchase thirteen (13) real estate contracts receivable.

Note 3.   Management Analysis of Income From Operations

          Income from operations for the six months ended March 31, 1997 decreased $4,790 from the six month period ended March 31, 1996.

          Interest income decreased $6,415 and interest expenses decreased $9,750. Management fees decreased $3,250. Legal fees increased $4,159. These changes in interest are due primarily to the payoffs of Tanglefoot Apartment contract and the mortgage payables. The increase in legal fees and other operating expenses are due to the legal fees involved with the payoffs and repairs needed on the real estate contracts purchased.

          The income from operations for the three months ended March 31, 997 is approximately $15,500 less than for the preceeding three months ended December 31, 1996. This decrease is due primarily to the payoffs of Tanglefoot Apartment contract and mortgage payable referred to in the above paragraph.